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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                              Golden Telecom, Inc.
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    38122G107
                                 (CUSIP Number)


                                 Grier C. Raclin
                         Global TeleSystems Group, Inc.
                        4121 Wilson Boulevard, 8th floor
                            Arlington, Virginia 22203
                             Telephone: 703-236-3100

                                    Copy to:
                             Alberto Luzarraga, Esq.
                               Shearman & Sterling
                                 9 Appold Street
                                 London EC2A 2AP
                         Telephone: 011 44 20 7655 5000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                  April 2, 2001
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.




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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Global TeleSystems, Inc.

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2         Check the Appropriate Box if a Member of a Group
                     (a)     [ ]
                     (b)     [ ]

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3         SEC Use Only

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4         Source of Funds (See Instructions)          OO

--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to Items
          2(d) or 2(e)                                                       [ ]

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6         Citizenship or Place of Organization      Delaware

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                                 7      Sole Voting Power

         NUMBER OF                      0
          SHARES              --------------------------------------------------
        BENEFICIALLY             8      Shared Voting Power
         OWNED BY
           EACH                         16,734,928
         REPORTING            --------------------------------------------------
          PERSON                 9      Sole Dispositive Power
           WITH
                                        15,056,328
                              --------------------------------------------------
                                10      Shared Dispositive Power

                                        0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person

          15,056,328
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12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)                                                      [ ]

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13        Percent of Class Represented by Amount in Row (11)   61.5%

--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          CO

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Introductory Statement

         This Amendment No. 1 amends and supplements the Schedule 13D originally filed on October 14, 1999 by Global TeleSystems, Inc., a Delaware corporation ("GTS") with respect to the 15,056,328 shares of common stock, par value $.01 per share (the "Common Stock") it beneficially owns in Golden Telecom Inc., a Delaware corporation ("Golden Telecom"). The principal executive offices of Golden Telecom are located at 12, Krasnokazarmennaya Street, 111250 Moscow, Russia.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph after the second paragraph of Item 4:

         The disclosure set forth in the first two paragraphs of Item 6 of this report is specifically incorporated into this Item 4 by reference in its entirety.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the entire text therein and replacing it with the following language:

         (a) Pursuant to the Shareholders and Registration Rights Agreement, dated as of December 23, 1999 (the "Shareholders and Registration Rights Agreement"), entered into among Golden Telecom, GTS and Capital International Global Emerging Markets Private Equity Fund LP, a Delaware limited partnership ("Capital Global") (see Item 6), GTS may be deemed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share beneficial ownership of 1,678,600 shares of Common Stock, representing, as of the date hereof, 6.9% of the issued and outstanding shares of Common Stock, which are owned of record by Capital Global. GTS disclaims beneficial ownership of all shares of Common Stock held by Capital Global. As of the date hereof, GTS beneficially owns 15,056,328 shares of Common Stock, representing 61.5% of the outstanding Common Stock.

         (b) The number of shares of Common Stock to which GTS (i) has sole voting power is zero, (ii) shares voting power is 16,734,928, (iii) has sole dispositive power is 15,056,328 and (iv) shares dispositive power is zero. Pursuant to the Shareholders and Registration Rights Agreement, GTS and Capital Global are deemed to share the voting power of all of the shares of Common Stock held by them, as described it Item 6 below. As noted above, GTS disclaims ownership of all shares beneficially owned by Capital Global.

         (c) The disclosure set forth in Item 6 of this report is specifically incorporated into this Item 5 by reference in its entirety.

         (d) It is GTS's understanding that the partners of Capital Global have the right to receive the proceeds from the sale of the 1,678,600 shares of Common Stock beneficially owned by Capital Global.

         (e) Not applicable.


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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraphs at the beginning of Item 6.

                  On April 2, 2001, GTS, entered into a share purchase agreement (the "Share Purchase Agreement"), with Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands ("Alfa"), Capital Global, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey ("Cavendish"), and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg ("First NIS", together with Cavendish "Barings", and collectively, with Alfa, Capital Global and Cavendish, the "Purchasers") with respect to the sale to the Purchasers of 12,195,122 shares of Common Stock beneficially owned by GTS. The aggregate purchase price to be paid by the Purchasers for the shares is $125,000,000. In addition, the Share Purchase Agreement contemplates that, at the time of the consummation of the sale and purchase contemplated by the Share Purchase Agreement (the "Closing"), the Alfa Telecom Limited, a company incorporated in the British Virgin Islands ("Alfa Telecom"), Capital Global and Barings (the "Stock Option Parties") will enter into separate stock option agreements with GTS (the "Stock Option Agreements"), which will give the Stock Option Parties (or their designees) an option to purchase during the 60-day period after Closing the following number of shares allocated as follows: Alfa Telecom - 2,000,000 shares of Common Stock, Capital Global 90,909 shares of Common Stock, and Barings - 181,818 shares. The purchase price for these shares will be $11.00 per share in cash. During this 60-day period the Company will agree not to sell such shares to any other party . In addition, if certain other conditions are met, during the twelve-month period after the Closing, the Stock Option Parties will have an option to purchase the remaining shares of Common Stock beneficially owned by GTI at a purchase price equal to the greater of $11.00 per share or 120% of the average closing share price for the 60-day period preceding the purchase date.

                  The Closing is subject to the conditions set forth in the Share Purchase Agreement, including the expiration (or termination) of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the filing of GTI's annual report on Form 10-K for the fiscal year ended December 31, 2000 with a standard auditor's opinion and other customary closing conditions. A copy of the Share Purchase Agreement is attached hereto as Exhibit 9 and qualifies the disclosure set forth herein in its entirety.

                  On November 13, 1999, Capital Global entered into a Subscription Agreement between Golden Telecom and Capital Global, dated that same date (the "Subscription Agreement"), with Golden Telecom pursuant to which Golden Telecom issued and sold 1,250,000 shares of Common Stock to Capital Global.

                  The Shareholders and Registration Rights Agreement entered into in connection with the Subscription Agreement provides that Capital Global may exercise certain registration rights. The Shareholders and Registration Rights Agreement also provides that if GTS plans to sell shares of Common Stock to a third party and that sale would result in (x) such third party



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owning more than one-third plus one share of the outstanding Common Stock and
(y) GTS holding less than such amount, then (i) Capital Global may require that a percentage of its shares of Common Stock be included in the sale to the third party or (ii) subject to certain conditions, GTS may require Capital Global to sell a percentage of its shares of Common Stock to the third party. In the Share Purchase Agreement, Capital Global irrevocably agreed to waive the aforementioned rights in connection with the transactions contemplated by the Share Purchase Agreement and the Stock Option Agreements.

                  In addition, the Shareholders and Registration Rights Agreement provides that Golden Telecom will appoint one individual designated by Capital Global to the Board of Directors of Golden Telecom and GTS will vote its shares in favor of such individual. During the period of time that GTS is required to vote for Capital Global's nominee, Capital Global will vote in favor of GTS' nominees. The Share Purchase Agreement contemplates that, at the time of the Closing, GTS, Golden Telecom and the Stock Option Parties will enter into a new shareholders agreement which, among other things, will terminate all of GTS's rights and obligations under the Shareholders and Registration Rights Agreement. A copy of the Shareholders and Registration Rights Agreement is attached hereto as Exhibit 10 and qualifies the disclosure set forth herein in its entirety.


Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits.

9.       Share Purchase Agreement, dated April 2, 2001 among GTS and the
         Purchasers.

10. Shareholders and Registration Rights Agreement, dated as of December 23, 1999, among Golden Telecom, GTS and Capital Global.


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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 5, 2001                      Global TeleSystems, Inc.

                                         By: /s/ Grier C. Raclin
                                            ----------------------------------
                                         Name: Grier C. Raclin
                                         Title: Executive Vice President;
                                                   CAO; General Counsel; and
                                                   Corporate Secretary


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                                  EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
99.1     Share Purchase Agreement, dated April 2, 2001, among Global
         TeleSystems, Inc., a Delaware corporations, Alfa Bank Holdings Limited, a company incorporated in the British Virgin Islands, Capital
         International Global Emerging Markets Private Equity Fund, L.P., a
         Delaware limited partnership, Cavendish Nominees Limited, a limited liability company organized and registered under the laws of Guernsey, and First NIS Regional Fund SICAV, a private institutional fund organized and registered under the laws of Luxembourg.*

99.2     Shareholders and Registration Rights Agreement, dated as of December
         23, 1999, among Golden Telecom, Inc., a Delaware Corporation, Global
         TeleSystems, Inc., a Delaware corporation, and Capital International
         Global Emerging Markets Private Equity Fund LP, a Delaware limited partnership.**


*        Filed herewith.

**       Incorporated by reference to the Schedule 13D of Capital International
         Global Emerging Markets Private Equity Fund L.P., dated December 27,
         1999 (Commission File No. 005-56995).